ALBERTA COMPLIANCE SERVICES INC.

July 23, 2003


03024973

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

SUPPL

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Solana Petroleum Corp. (the "Corporation")
File No. 82-4931

Please accept for filing the following documents that include information required to be made public:

1. Notice of Meeting and Record Date

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

Yours truly,

ALBERTA COMPLIANCE SERVICES INC.

Sherri Van Ham
Associate

encl.


SEC MAIL PROCESSING
RECEIVED
AUG 01 2003
WASH. D.C. 155 SECTION

602, 304 - 8 Avenue S.W. Calgary, Alberta Canada T2P 1C2
Phone: (403) 216-8450 * Fax: (403) 216-8459 * info@albertacompliance.com * www.albertacompliance.com

82-4931

ALBERTA COMPLIANCE SERVICES INC.

602, 304 - 8 Avenue S W, Calgary, Alberta T2P 1C2
Ph (403) 216-8450 Fx (403) 216-8459
email: info@albertacompliance.com

July 14, 2003

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
TSX Venture Exchange

Attention: Continuous Disclosure

Dear Sirs:

Re: Solana Petroleum Corp.

On behalf of our above captioned client, we wish to confirm the following dates regarding their upcoming meeting:

MEETING TYPE	Annual and Special
DATE OF MEETING	September 11, 2003
MEETING LOCATION	Calgary, AB
CLASS OF SECURITIES ENTITLED TO RECEIVE NOTICE	Common
CLASS OF SECURITIES ENTITLED TO VOTE	Common
CUSIP NO	83412N-107
RECORD DATE FOR NOTICE	August 7, 2003
RECORD DATE FOR VOTING	August 7, 2003
BENEFICIAL OWNERSHIP DETERMINATION DATE	August 7, 2003
MATERIAL MAIL DATE	August 15, 2003
BUSINESS	Non-Routine

Yours truly,
ALBERTA COMPLIANCE SERVICES INC.

"Sherri Van Ham"

Sherri Van Ham
Associate


SEC MAIL PROCESSING
RECEIVED
AUG 01 2003
WASH. D.C.
155
SECTION

cc Solana Petroleum Corp.
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